UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934

(Amendment No.2 )*


Evolv Technologies Holdings, Inc.
(Name of Issuer)


Class A Common Stock

(Title of Class of Securities)


30049H102

(CUSIP Number)


December 11, 2024

(Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



x	 Rule 13d-1(b)
	 Rule 13d-1(c)
	 Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



Continued on following pages

Page 1 of 4 Pages




CUSIP NO. 30049H102	Page 2 of 4 Pages


CUSIP No. 30049H102
(1) Names of reporting persons	Stoic Point Capital Management LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	3,141,308
(6) Shared voting power	0
(7) Sole dispositive power	3,141,308
(8) Shared dispositive power	4,410,264
(9) Aggregate amount beneficially owned by each reporting person	7,551,572
(10) Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)
(11) Percent of class represented by amount in Row (9)	4.8%
(12) Type of reporting person (see instructions)	IA


* Based on a total of 157,550,036 shares outstanding of the Issuer as of August 7, 2024 as set forth in the Issuers most recent 10-Q.



Item 1(a).	Name of Issuer:

 	Evolv Technologies Holdings, Inc. Class A Common Stock (the Issuer).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

	500 Totten Pond Road, 4th Floor, Waltham, MA, 02451

Item 2(a).	Name of Person Filing

 	Stoic Point Capital Management LLC  (the Reporting Person)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

 	155 Forest Avenue, Palo Alto, CA 94301


Item 2(c).	Citizenship:

 	The Reporting Person is a Delaware limited liability company.

Item 2(d).
Title of Class of Securities:


 	Class A Common Stock (the Shares).






CUSIP NO. 30049H102	Page 3 of 4 Pages


Item 2(e).	CUSIP Number: 30049H102

Item 3.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:




(a) o Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).



(b) o Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).



(c) o Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).



(d) o Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).



(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);



(f) o An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);



(g) o A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);



(h) o A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);



(i) o A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages



(j) o Group, in accordance with 240.13d-1(b)(1)(ii)(J)


Item 4.	 Ownership:

Item 4(a).
Amount Beneficially Owned:



As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 7,551,572 Shares.


Item 4(b).
Percent of Class:



As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 4.8% of the total number of Shares outstanding.



CUSIP NO. 30049H102	Page 4 of 4 Pages


Item 4(c).	Number of shares as to which such person has:



Stoic Point Capital Management LLC



 	(i)	Sole power to vote or direct the vote	3,141,308
 	(ii)	Shared power to vote or to direct the vote	0
 	(iii)	Sole power to dispose or to direct the disposition of	3,141,308
 	(iv)	Shared power to dispose or to direct the disposition of	4,410,264


Item 5.	x Ownership of Five Percent or Less of a Class:

 	This Item 5 is applicable. Reporting Person owns less than five percent.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

 	This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company:

 	This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

 	This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

 	This Item 9 is not applicable.

Item 10.	Certification:


By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.




SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: 12/12/2024	Stoic Point Capital Management LLC

 	By:	/s/ Rajiv Shah
 	 	Rajiv Shah
 	 	Managing Member